

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 8, 2017

Harold S. Edwards
Chief Executive Officer
Limoneira Company
1141 Cummings Road
Santa Paula, CA 93060

      Re: **Limoneira Company**
              Registration Statement on Form S-3
              Filed May 3, 2017
              File No. 333-217622

Dear Mr. Edwards:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Toby D. Merchant, Esq.
       Squire Patton Boggs (US) LLP